

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

October 14, 2008

Mr. Darwin L. Stump
Chief Accounting Officer
Petroleum Development Corporation
120 Genesis Boulevard
Bridgeport, West Virginia 26330

> **Re:** **Rockies Region 2007 Limited Partnership**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed August 6, 2008**
> **Supplemental Response Dated September 25, 2008**
> **Quarterly Report on Form 10-Q for the Quarter Ended June 30, 2008**
> **Filed September 30, 2008**
> **File No. 0-53201**

Dear Mr. Stump:

We have reviewed your response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please note that, unless otherwise specified, the following comments are intended to apply to disclosure in your registration statement on Form 10, and if applicable, to disclosure in your quarterly report on Form 10-Q for the quarter ended June 30, 2008.

2.   Please file an amendment to your registration statement on Form 10 to reflect any material information required to be disclosed through the date of your most recent quarterly report.

3.   We note your response to our prior comment 11 that you will include reserves resulting from anticipated Codell recompletions as proved undeveloped reserves on a prospective basis. Please amend your Form 10 to accurately reflect these reserves as proved undeveloped reserves for the periods ended December 31, 2007 and March 31, 2008. Further, quantify the impact this error in your reported reserves has on your depreciation, depletion and amortization expense for the capitalized cost of your wells and related equipment and facilities for each period presented. If the error in reporting depreciation, depletion and amortization expense is material to the financial statements contained in your Form 10, please amend your filing to provide restated financial statements pursuant to SFAS 154. If you conclude the change is not material, please provide your materiality analysis in accordance with SAB No. 99.

4.   We note your response to our prior comment 5. Please revise your proposed disclosure to reference any reports that you have failed to file in a timely manner. For example, we note that your quarterly report on Form 10-Q for the quarter ended June 30, 2008 was not filed until September 30, 2008.

5.   We remind you of your undertaking, with respect to prior comments 2-4, to provide revised disclosure in any future amendments to your registration statement on Form 10. In addition, we would expect that you would include in your amended Form 10 the disclosure that you proposed to include in "future filings" in response to our prior comments 7-9.

Quarterly Report on Form 10-Q for the Quarter Ended June 30, 2008

Controls and Procedures, page 23

6.   We note disclosure of material weaknesses in internal control over financial reporting for the period ended June 30, 2008. Please provide quantitative disclosure, if known, of the dollar amount of exposure or potential range of the dollar amount of revisions to the financial statements resulting from the material weaknesses cited.

7.   Please amend your filing to specifically describe any remedial measures that you have initiated or plan to undertake to address the material weaknesses identified in your report. For example, describe the "additional procedures" that were undertaken to ensure that the financial statements were fairly presented in all

material respects in accordance with generally accepted accounting principals for the three and six months ended June 30, 2008.

8.   If you have initiated or plan to undertake remedial measures, please disclose whether there is an established timeline for implementing such measures, and provide quantitative information regarding the anticipated cost of such measures.

.   ***

Closing Comments

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with any engineering questions. You may contact Robert Carroll at (202) 551-3362 or Chris White, Accounting Branch Chief, at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters.   Please contact Laura Nicholson at (202) 551-3584 or, in her absence, Mellissa Campbell Duru at (202) 551-3757 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: R. Winfrey
        R. Carroll
        C. White
        M. Duru
        L. Nicholson